[DECHERT LLP LETTERHEAD]

September 6, 2013

VIA EDGAR

Filing Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Ark ETF Trust
Investment Company Act of 1940 File No. 811-22883

Ladies and Gentlemen:

Enclosed for filing on behalf of Ark ETF Trust (“Trust”), a recently organized open-end management investment company, is one copy of the Trust’s initial registration statement under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) on Form N-1A (“Registration Statement”), in electronic format.

Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3302.

Sincerely,

/s/ Jane A. Kanter
Jane A. Kanter